John Hunt

Partner

Direct 617 338 2961

jhunt@sullivanlaw.com

July 26, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Anu Dubay

Re:	Pear Tree Funds

File Nos. 333-102055 and 811-03790

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”) and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On July 11, 2019, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s post-effective amendment to its Registration Statement on Form N-1A (amendment no. 68 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 70 under the 1940 Act).  That amendment was filed with the Commission on May 31, 2019 under Rule 485(a)(1) of the Securities Act.  We are responding on behalf of the Registrant to those comments.

Each of your comments is printed below in italics.  The Registrant’s response follows in regular type.

1.       One the cover page of the Prospectus, please conform the statement required by Form N-1A, Item 1(a)(5) to Rule 498(b)(1)(vii) under the Securities Act.

The Registrant will make the change as requested.

2.       With respect to references to any expense reimbursement or fee waiver agreement in the Prospectus, including the footnotes to the fee table required by Form N-1A, Item 3, please state whether the person reimbursing a Pear Tree Fund or waiving the Pear Tree Fund’s expenses will have a right to recoup from the applicable Pear Tree Fund amounts equal to the amounts reimbursed or waived.

The Registrant will make the changes as requested.

U.S. Securities and Exchange Commission

July 26, 2019

3.       With respect to the transfer agency fee waivers, please clarify that the fee waivers only apply to Ordinary Shares.

The Registrant will make the changes as requested.

4.       With respect to Pear Tree Polaris Small Cap Fund (“Small Cap Fund”), the Prospectus currently states that Small Cap Fund may invest in certain “foreign stocks.” With respect to Pear Tree Quality Fund (“Quality Fund”), the Prospectus currently states that Quality Fund’s target portfolio may invest in “non-U.S. securities.” If foreign stocks or non-U.S. securities include emerging markets securities that represent more than 5 percent of Small Cap Fund’s or Quality Fund’s net assets, as the case may be, please disclose and include appropriate risk disclosure.

The Registrant represents that investing in emerging market securities is not a principal investment strategy of Small Cap Fund or Quality Fund. The Registrant also notes that the current registration statement of the target portfolio on file with the Commission does not state that the target portfolio invests in emerging market securities as part of its principal investment strategy.

5.       With respect to each of Small Cap Fund, Pear Tree Polaris Foreign Value Fund (“Foreign Value Fund”), and Pear Tree Polaris Foreign Value Small Cap Fund (“Foreign Value Small Cap Fund”), the summary portion of the Prospectus states that the fund may use options. In addition, the Prospectus states that each of Foreign Value Fund and Foreign Value Small Cap Fund may buy and sell forward foreign currency exchange contracts. Please disclose the purpose of each fund’s use of options and forward foreign currency exchange contracts.

The Registrant will make the changes as requested.

6.       With respect to each Pear Tree Fund that is a “non-diversified company,” as such term is defined in Section 5(b)(2) of the 1940 Act, please disclose in the section of the Prospectus describing the fund’s principal investment strategy that the fund is non-diversified.

The Registrant will make the changes as requested.

7.       With respect to Quality Fund, please disclose how the target portfolio selects is portfolio securities.

The Registrant will add disclosure as requested. The Registrant notes, however, that the Registrant’s only can disclose how the target portfolio purports to select its portfolio securities.

8.       With respect to Quality Fund, please clarify in the section of the Prospectus describing Quality Fund’s principal investment risks that Quality Fund’s performance could significantly differ from the target portfolio’s performance over the same period.”

The Registrant will make the change as requested.

U.S. Securities and Exchange Commission

July 26, 2019

9.       In Quality Fund’s Risk/Return Table in response to Form N-1A, Item 4(b)(2), please confirm that the performance of the S&P 500 Index is correctly presented.

The Registrant will revise this disclosure to present accurate performance information for the S&P 500 Index.

10.       With respect to Quality Fund, if, as currently disclosed in the Prospectus that Quality Fund is managed by a team, please identify all portfolio managers consistent with Form N-1A, Item 5(b), Instruction 2.

The Registrant will revise this disclosure to reflect that only one person is acting as the portfolio manager for Quality Fund.

11.       With respect to Pear Tree Axiom Emerging Markets World Equity Fund (“Emerging Markets Fund”), please add disclosure regarding active trading to the sections of the Prospectus describing Emerging Markets Fund’s principal investment strategy and principal investment risks to reflect the portfolio turnover rate of 172 percent, as disclosed, or explain why such disclosure is not appropriate.

During the past year, Emerging Markets Fund changed its investment sub-adviser. Since that change, the current sub-adviser has been purchasing and selling securities for Emerging Markets Fund to reflect Emerging Markets Fund’s current investment strategy. The Registrant believes that Emerging Markets Fund’s current turnover rate is temporary and not reflective of the current investment strategy, and thus adding the requested disclosure would be inappropriate.

12.       With respect to Emerging Markets Fund, the schedule of investments as of March 31, 2019, which comprises part of the Registrant’s certified shareholder report on Form N-CSR as filed with the Commission on June 5, 2019, shows that as of March 31, 2019, Emerging Markets Fund invested in Chinese securities approximately 22.3 percent of its net assets, and in Hong Kong securities approximately 13.6 of its net assets. Please add risk disclosure to the Prospectus that is specific to Chinese and Hong Kong securities or explain why such additional disclosure is not appropriate.

The Registrant will make the change as requested.

13.       With respect to Foreign Value Fund, in the section of the Prospectus describing Foreign Value Fund’s principal investment strategy, please clarify that “foreign markets issuers” includes emerging markets issuers, or explain why adding such disclosure would be inappropriate.

The Registrant will make the change as requested.

U.S. Securities and Exchange Commission

July 26, 2019

14.       With respect to each of Foreign Value Fund and Foreign Value Small Cap Fund, the schedule of investments as of March 31, 2019, which comprises part of the Registrant’s certified shareholder report on Form N-CSR as filed with the Commission on June 5, 2019, shows that as of March 31, 2019, Foreign Value Fund invested in U.K. securities representing approximately 16.3 percent of its net assets, and Foreign Value Small Cap Fund invested in U.K. securities representing approximately 17.8 of its net assets. Please add risk disclosure to the Prospectus for those two funds that is specific to U.K. securities (e.g., the potential impact of Brexit) or explain why such additional disclosure is not appropriate.

The Registrant believes that adding disclosure to the Prospectus for each of Foreign Value Fund and Foreign Value Small Cap Fund that is specific to U.K. risks would be inappropriate. The Registrant notes that neither fund has a stated principal investment strategy of investing a significant percentage of its assets in U.K. securities. In addition, the percentages of securities invested by each fund in specific established markets, such as Japan and Germany, has varied significantly over time. Finally, the Registrant does not believe that, as a general matter, U.K. securities pose specific risks to either fund or that there has been significant adversity in the U.K. market from June 2016 – the time of the Brexit referendum - to the present to warrant specific risk disclosure relating to Brexit. In fact, the FTSE 100 has increased approximately 22 percent over that period.

15.       In the Prospectus sections “How to Purchase-Investments by Check” and “How to Redeem-Payment of Redemption Proceeds,” please state that the Pear Tree Funds may delay payment for up to 15 days or otherwise explain what is the maximum period during which the Pear Tree Funds are obligated to pay redemption proceeds.

The Registrant will make the changes as requested, that is, it will modify the statement to reflect that Pear Tree Funds will pay redemptions proceeds when the investor’s check clears or within 15 days, whichever is earlier.

16.       In the Prospectus section “Calculation of Net Asset Value,” please include a statement that the market or fair value of a security is used in calculating each Pear Tree Fund’s compliance with the “80-percent” test (Rule 35d-1(a)(2) under the 1940 Act).

The Registrant will make the change as requested.

17.       In the Prospectus section “Other Policies,” please add a statement that any change to the exchange privilege will be made with prior notice.

The Registrant will make the change as requested.

18.       In the Prospectus section “Obtaining Additional Information,” please change the references to Form N-Q to Form N-Port.

The Registrant will make the changes as requested.

U.S. Securities and Exchange Commission

July 26, 2019

19.       On the cover of the Statement of Additional Information, please update the date of the referenced Prospectus and delete the reference to any supplement.

The Registrant will make the change as requested.

*   *   *

Please call me at (617) 338-2961 if you have questions or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt

JH/hex

Cc:	Deborah A. Kessinger

Thomas Buckley

Pear Tree Advisors, Inc.